UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 19, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                       KPN conducts internal investigations into discounts, dated October 19, 2004;

•                       XS4ALL intends to take over CistroN’s customer base, dated October 19, 2004.

Press release

Date
19 October 2004
Number
KPN conducts internal investigations into discounts	050pe

KPN has announced today that it has conducted a preliminary investigation into the appropriateness of discounts that have been provided to certain customers. The investigation focused on specific business market customer segments in its fixed telephony voice business which represent annual revenues of approximately 300 million euros, or 2.5 % per cent of the company’s total annual revenues. Based on information currently available to the company, the value of the discounts in question is estimated to amount to approximately 15-20 million euros  paid in aggregate over the period 2003-2004 to date, and to only marginal amounts in the three preceding years.  These discounts do not appear to be permitted under the terms of the current tariff regime of the Dutch telecoms regulator, OPTA.

Ad Scheepbouwer, CEO, said:

“We are committed to maintaining the highest standards of governance.  We are therefore reviewing and reinforcing our internal control procedures in order to prevent this from happening in the future. We raised and discussed this issue with the Supervisory Board and the Audit Committee, and have also informed OPTA.”

The Audit Committee, with the full support of KPN’s Management Board, has launched an independent investigation into this matter. The Audit Committee has retained independent legal counsel.

The company reports its third quarter results on 1st November.  It currently anticipates no changes in its historical consolidated financial statements.

Safe harbor

Certain statements contained in this press constitute forward-looking statements. These statements may include, without limitation, statements relating to the investigation into the discounts, statements concerning future results of operations, the impact of regulatory initiatives on KPN’s operations, KPN’s and its joint ventures’ share of new and existing markets, general industry and macro-economic trends and KPN’s performance relative thereto, and statements preceded by, followed by or including the words “believes”, “expects”, “anticipates” or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties, and other factors, many of which are outside KPN’s control, that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in KPN’s Annual Report and Form 20-F for the year ended December 31, 2003.

Press release

Date
19 October 2004
Number
XS4ALL intends to take over CistroN’s customer base	051pe

Internet providers XS4ALL and CistroN have signed a letter of intent whereby XS4ALL will take over all of CistroN’s customers. CistroN has well over 5,000 customers, mainly for fast ADSL subscriptions, as well as for business hosting and a small group of dial-up connections. XS4ALL, which became a fully owned subsidiary of KPN in 1998, will have over 165,000 customers with an ADSL connection after the takeover. In addition, XS4ALL will have over 20,000 business hosting customers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: October 19, 2004	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel